SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No. _____1_____)*

                           Tengtu International Corp.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    88033T102
                                   -----------
                                 (CUSIP Number)

                                 William Ballard
                                    President
                           Orion Capital Incorporated
                            Sherway Executive Center
                       310 North Queen Street, Suite 103N
                       Etobicoke, Ontario M9C 54K, Canada
                               Tel. (416) 323-2724
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

CUSIP No.:  88033T102                                          Page 2 of 9 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Orion Capital Incorporated

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada

      NUMBER OF              7        SOLE VOTING POWER        -     10,756,067
       SHARES
     BENEFICIALLY            8        SHARED VOTING POWER
      OWNED BY
        EACH                 9        SOLE DISPOSITIVE POWER   -     10,756,067
      REPORTING
     PERSON WITH            10        SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         10,756,067

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [X](1)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43%

14       TYPE OF REPORTING PERSON

         CO

----------
(1) Orion Capital Incorporated is also the holder of 70,000 shares of common stock of Tengtu International Corp. pledged to it as security for a loan to an officer and director of Tengtu International Corp., who is the record and beneficial owner of the shares. Orion and Mr. Ballard disclaim beneficial ownership as to these shares.

                                  SCHEDULE 13D
CUSIP No.:  88033T102                                          Page 3 of 9 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William Ballard

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

      NUMBER OF              7        SOLE VOTING POWER        -     10,756,067
       SHARES
     BENEFICIALLY            8        SHARED VOTING POWER
      OWNED BY
        EACH                 9        SOLE DISPOSITIVE POWER   -     10,756,067
      REPORTING
     PERSON WITH            10        SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,756,067

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [X](2)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43%

14       TYPE OF REPORTING PERSON

         IN

----------
(2) Orion Capital Incorporated is also the holder of 70,000 shares of common stock of Tengtu International Corp. pledged to it as security for a loan to an officer and director of Tengtu International Corp., who is the record and beneficial owner of the shares. Orion and Mr. Ballard disclaim beneficial ownership as to these shares.

                                                               Page 4 of 9 Pages

Item 1.           Security and Issuer.

                  The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Tengtu International Corp., a Delaware corporation (the "Company"), with its principal executive offices located at 206-5050 Kingsway, Burnaby, B.C., Canada V5H 4H2.

Item 2.           Identity and Background.

                  This Statement is being filed by Orion Capital Incorporated, a corporation organized under the laws of Ontario, Canada ("Orion"), and by William Ballard, a citizen of Canada ("Mr. Ballard"). Mr. Ballard is President of Orion and he owns 100% of the outstanding shares of common stock of Orion. Mr. Ballard is a "controlling person" of Orion. The principal executive offices of Orion are located at Sherway Executive Center, 310 North Queen Street, Suite 103N, Etobicoke, Onatrio M9C 54K Canada. Orion is a holding company.

                  Information regarding the directors and executive officers of Orion (including Mr. Ballard) is set forth on Schedule I attached hereto, which
Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Orion are citizens of Canada.

                  During the last five years, neither Orion nor, to the best knowledge of Orion, any person named in Schedule I attached hereto (including Mr. Ballard) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Of the 10,756,067 shares of Common Stock to which this Statement relates, (a) 176,870 of such shares were acquired by Orion in various transactions prior to June 14, 2001; (b) 20,834 of such shares were issued to Orion as of May 31, 2001 pursuant to a Consulting Agreement between Orion and the Company (the "Consulting Agreement") which provides for Orion to receive 500,000 shares of Common Stock in monthly ratable installments prior to December 2002; (c) 20,834 of such shares were issued to Orion as of June 30, 2001 pursuant to the Consulting Agreement (d) 333,333 of such shares were issued to Orion pursuant to a stock purchase agreement dated April 11, 2001 in exchange for a documented advance of funds of $100,000; (e) 188,384 of such shares were issued to Orion on June 14, 2001 in exchange for interest owing to Orion pursuant to two loan agreements between Orion and the Company; (f) 3,333,333 of such shares were acquired by Orion on June 14, 2001 pursuant to a stock purchase agreement dated April 11, 2001 in connection with the conversion of a 10% convertible promissory note in the amount of $1,000,000 issued by the Company to Orion on March 2, 2001 in connection with a loan agreement between the Company and Orion dated as of March 2, 2001; (g) 3,349,146 of such shares were acquired by Orion on June 14, 2001 pursuant to a stock purchase agreement dated April 11, 2001 in connection with the conversion of a 10% convertible promissory note in

                                                               Page 5 of 9 Pages

the amount of $1,004,743.93 issued by the Company to Orion on December 21, 2000 in connection with a loan agreement between the Company and Orion dated as of December 21, 2000; and (h) 3,333,333 of such shares were acquired by Orion on June 14, 2001 pursuant to a stock purchase agreement dated May 17, 2001.

Item 4.           Purpose of Transaction.

                  The purpose of the purchase by Orion of the shares of Common Stock referred to above is to acquire a significant equity position in the Company. Orion does not consider itself a passive investor and should not be regarded as such.

                  Subject to applicable legal requirements and the factors referred to below, Orion may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but it may determine at any time to dispose of all or a portion of its shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between Orion and the Company, Orion intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to Orion's ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to Orion, developments with respect to Orion's business, and general economic, monetary and stock market conditions.

                  Except as otherwise described herein, neither Orion nor Mr. Ballard has any plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the close of business on July 2, 2001, each of Orion and Mr. Ballard were the beneficial owners of 10,756,067 shares of Common Stock, which constitute in the aggregate 43% of the outstanding shares of Common Stock (based on 24,813,824 shares of Common Stock outstanding as of March 31, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001). Orion is also the holder of 70,000 shares of Common Stock pledged to it as security for a loan to an officer and director of the Company (the "Pledged Shares"), who is the record and beneficial owner of the Pledged Shares. Both, Orion and Mr. Ballard disclaim beneficial ownership as to these Pledged Shares.

                      Except as described in the preceding paragraph, neither Orion nor, to the best knowledge of Orion, any of the persons referred to in
Schedule I attached hereto beneficially owns any shares of Common Stock.

                  (b) Each of Orion and Mr. Ballard has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by Orion.

                  (c) Transactions in the Common Stock by Orion effected during the past 60 days are described in Schedule II hereto, which Schedule is hereby incorporated by reference.

                                                               Page 6 of 9 Pages

                  (d) Each of Orion and Mr. Ballard has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Orion.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Neither Mr. Ballard, Orion nor any other person referred to in
Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

                  No Exhibits have been attached.

                                                               Page 7 of 9 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2001
                                         ORION CAPITAL INCORPORATED



                                         By: /s/ WILLIAM BALLARD
                                             ---------------------------------
                                             Name:  William Ballard
                                             Title: President

                                                               Page 8 of 9 Pages


                                                                      SCHEDULE I



            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON



                  The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of Orion Capital Incorporated (the "Reporting Person").

DIRECTORS OF ORION CAPITAL INCORPORATED
---------------------------------------

William Ballard, President of Orion Capital Incorporated

John Perkins, Lawyer and Corporate Secretary of Orion Capital Incorporated




EXECUTIVE OFFICERS OF ORION CAPITAL INCORPORATED
------------------------------------------------

William Ballard, President of Orion Capital Incorporated

John Perkins, Lawyer and Corporate Secretary of Orion Capital Incorporated

                                                               Page 9 of 9 Pages


                                                                     SCHEDULE II


                     Schedule of Transactions in the Shares
                     --------------------------------------


Purchaser:     Date:         No. of Shares:      Price per Share:      Comment:
----------     -----         --------------      ----------------      --------


Orion          05/31/01          20,834               $0.30            Shares acquired
                                                                       pursuant to Consult-
                                                                       ing Agreement
                                                                       with the Company

Orion          06/14/01         333,333               $0.30            Shares issued pursuant to
                                                                       a purchase agreement dated
                                                                       04/11/01

Orion          06/14/01         188,384               $0.30            Shares issued in exchange
                                                                       for interest owing

Orion          06/14/01       3,333,333               $0.30            Shares converted pursuant to
                                                                       a purchase agreement dated
                                                                       04/11/01

Orion          06/14/01       3,349,146               $0.30            Shares converted pursuant to
                                                                       a purchase agreement dated
                                                                       03/02/01

Orion          06/14/01       3,333,333               $0.30            Shares acquired pursuant to
                                                                       a purchase agreement dated
                                                                       05/17/01

Orion          06/30/01          20,834                N/A             Shares acquired
                                                                       pursuant to Consult-
                                                                       ing Agreement
                                                                       with the Company